Mail Stop 4561




December 20, 2005



John W. Conlon
Chief Financial Officer and Treasurer
Peoples Bancorp Inc.
138 Putnam Street
P.O. Box 738
Marietta, OH 45750-0738

Re:	Peoples Bancorp Inc.
Form 10-K
	Filed March 15, 2005
	File No. 000-16772

Dear Mr. Conlon:

	We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,



Angela Connell
Senior Accountant